UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

CELLECTIS S.A.
(Name of Issuer)

Ordinary Shares, €0.05 nominal value per share
(Title of Class of Securities)

ISIN number FR0010425595(1)
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|X| Rule 13d-1(b)
|_|  Rule 13d-1(c)
|_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  FR0010425595(1)
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1) Names of Reporting Persons. PFIZER INC.
I.R.S. Identification Nos. of Above Persons (entities only) 13-5315170
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_|
(b) |X|
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3) SEC Use Only
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4) Citizenship or Place of Organization
Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 2,786,924 Ordinary Shares, €0.05 nominal value per share ("Ordinary Shares")(2)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,786,924 Ordinary Shares(2)

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9) Aggregate Amount Beneficially Owned by Each Reporting Person 2,786,924 Ordinary Shares(2)
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9      7.9%(3)
12) Type of Reporting Person (See Instructions)   CO

CUSIP No.  FR0010425595(1)
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1) Names of Reporting Persons. Pfizer OTC B. V.
I.R.S. Identification Nos. of Above Persons (entities only)  N/A
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2) Check the Appropriate Box if a Member of a Group (See Instructions)
(a) |_ |
(b) |X|
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Citizenship or Place of Organization
Netherlands
--------------------------------------------------------------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 0
6. Shared Voting Power 2,786,924 Ordinary Shares, €0.05 nominal value per share ("Ordinary Shares")(2)
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,786,924 Ordinary Shares(2)

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9) Aggregate Amount Beneficially Owned by Each Reporting Person  2,786,924 Ordinary Shares,(2)
10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions) |_|
11) Percent of Class Represented by Amount in Item 9   7.9%(3)
12) Type of Reporting Person (See Instructions)  CO

ITEM 1.
(A) NAME OF ISSUER: Cellectis S.A.
(B) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:  8, rue de la Croix Jarry, 75013 Paris, France

ITEM 2.
(A) NAME OF PERSONS FILING: This statement is being filed by Pfizer Inc., a Delaware corporation ("Pfizer") and Pfizer OTC B. V.,  a Netherlands private company ("Pfizer OTC"). Pfizer OTC is an indirect wholly-owned subsidiary of Pfizer.
(B) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:
The principal address of  Pfizer is 235 E. 42nd Street, New York, NY 10017. Pfizer OTC is Rivium Westlaan 142 , 2909 LD Capelle aan den IJssel, Netherlands.
(C) CITIZENSHIP: Pfizer is Delaware and Pfizer OTC is the Netherlands
(D) TITLE OF CLASS OF SECURITIES: COMMON STOCK:   ORDINARY SHARES
(E) CUSIP NUMBER:  FR0010425595 (1)

ITEM 3.
Not applicable.

ITEM 4. OWNERSHIP.
(a) Amount beneficially owned: 2,786,924 Ordinary Shares(2)
(b) Percent of class:    7.9% (3)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:  0
(ii) Shared power to vote or to direct the vote: 2,786,924 Ordinary Shares(2)
(iii) Sole power to dispose or to direct the disposition of:  0
(iv) Shared power to dispose or to direct the disposition of:   2,786,924 Ordinary Shares(2)

(1) The Ordinary shares have no CUSIP number. The ISIN number for the Ordinary Shares is  FR0010425595.

(2) Amount consists of 2,786,924 Ordinary Shares held by Pfizer OTC.  Pfizer may be deemed to have beneficial ownership over such shares since Pfizer OTC is an indirect wholly-owned subsidiary of Pfizer.

(3)The ownership percentage of the Reporting Person has been calculated on the basis of 35,094,503 Ordinary Shares outstanding as of September 30, 2015, as reported in the Issuer's Exhibit 99.1 to Form 6-K filed with the Securities and Exchange Commission on November 11, 2015.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not applicable.
ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
Not applicable.
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP
Not applicable.
ITEM 10. CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

PFIZER INC.

By: /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

PFIZER OTC B. V.

By: /s/ Eduard Slijkoord
Name: Eduard Slijkoord
Title: Managing Director